ALAMOS GOLD INC.

Financial Statements
(in United States dollars, unless otherwise stated)
For the Three and Six Months ended June 30, 2024 and 2023

Q2 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Financial Position
(Unaudited - stated in millions of United States dollars)

	June 30, 2024	December 31, 2023
ASSETS
Current Assets
Cash and cash equivalents	$313.6	$224.8
Equity securities	63.9	13.0
Amounts receivable (note 3)	38.1	53.4
Inventory (note 4)	234.5	271.2
Other current assets	13.7	23.6
Total Current Assets	663.8	586.0

Non-Current Assets
Mineral property, plant and equipment (note 5)	3,449.3	3,360.1
Deferred income taxes	5.9	9.0
Other non-current assets (note 6)	45.2	46.1
Total Assets	$4,164.2	$4,001.2

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities (note 7)	$194.6	$195.0
Income taxes payable	15.8	40.3
Decommissioning liabilities	7.7	12.6
Total Current Liabilities	218.1	247.9

Non-Current Liabilities
Deferred income taxes	755.9	703.6
Decommissioning liabilities	127.4	124.2
Other non-current liabilities	2.5	2.0
Total Liabilities	1,103.9	1,077.7

EQUITY
Share capital (note 8)	$3,768.5	$3,738.6
Contributed surplus	88.1	88.6
Accumulated other comprehensive loss	(13.4)	(26.9)
Deficit	(782.9)	(876.8)
Total Equity	3,060.3	2,923.5
Total Liabilities and Equity	$4,164.2	$4,001.2
Commitments (note 5); Subsequent events (note 14)
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

2	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Comprehensive Income
For the Three and Six Months Ended June 30, 2024 and 2023
(Unaudited - stated in millions of United States dollars, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
OPERATING REVENUES	$332.6	$261.0	$610.2	$512.5

COST OF SALES
Mining and processing	117.2	109.2	238.2	215.6
Royalties	3.0	2.5	5.6	5.0
Amortization	52.4	46.1	102.4	92.4
	172.6	157.8	346.2	313.0
EXPENSES
Exploration	7.6	5.1	12.4	8.6
Corporate and administrative	7.4	7.0	15.3	13.7
Share-based compensation	6.2	2.5	16.1	13.6
	193.8	172.4	390.0	348.9
EARNINGS FROM OPERATIONS	138.8	88.6	220.2	163.6

OTHER EXPENSES
Finance income (expense)	0.1	(0.7)	—	(2.1)
Foreign exchange gain (loss)	0.3	1.2	(0.6)	1.1
Other (loss) gain (note 9)	(11.0)	3.0	(15.8)	1.7
EARNINGS BEFORE INCOME TAXES	$128.2	$92.1	$203.8	$164.3

INCOME TAXES
Current income tax expense	(17.8)	(14.8)	(34.8)	(38.2)
Deferred income tax expense	(40.3)	(2.2)	(56.8)	(2.6)
NET EARNINGS	$70.1	$75.1	$112.2	$123.5

Items that may be subsequently reclassified to net earnings:
Net change in fair value of currency hedging instruments, net of taxes	(1.7)	3.5	(5.6)	7.8
Net change in fair value of fuel hedging instruments, net of taxes	—	—	0.1	(0.2)
Items that will not be reclassified to net earnings:
Unrealized gain (loss) on equity securities, net of taxes	15.9	(4.1)	18.4	(2.9)
Total other comprehensive income (loss)	$14.2	($0.6)	$12.9	$4.7
COMPREHENSIVE INCOME	$84.3	$74.5	$125.1	$128.2

EARNINGS PER SHARE (note 10)
– basic	$0.18	$0.19	$0.28	$0.31
– diluted	$0.17	$0.19	$0.28	$0.31
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

3	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Changes in Equity
For the Six Months Ended June 30, 2024 and 2023
(Unaudited - stated in millions of United States dollars)

	June 30, 2024	June 30, 2023
SHARE CAPITAL (note 8)
Balance, beginning of the year	$3,738.6	$3,703.8
Issuance of shares related to Orford Mining Corporation ("Orford") acquisition (note 5)	13.3	—
Issuance of shares related to share-based compensation	3.8	5.7
Issuance of shares related to dividend reinvestment plan ("DRIP")	2.7	1.8
Issuance of shares related to employee share purchase plan ("ESPP")	3.2	2.7
Transfer from contributed surplus of share-based compensation redeemed	1.8	2.5
Issuance of flow-through shares	6.5	—
Exercise of warrants	0.7	—
Issuance of shares related to Manitou acquisition (note 5)	—	13.4
Cancellation of unexchanged post-amalgamation shares	(2.1)	(1.5)
Balance, end of period	$3,768.5	$3,728.4

CONTRIBUTED SURPLUS
Balance, beginning of the year	$88.6	$90.7
Share-based compensation	2.9	2.2
Transfer to share capital of share-based compensation redeemed	(1.8)	(2.5)
Distribution of share-based compensation	(3.0)	(3.1)
Issuance of replacement warrants and options upon Orford acquisition (note 5)	1.4	—
Balance, end of period	$88.1	$87.3

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME
Balance, beginning of the year on currency hedging instruments	$6.4	($1.9)
Net change in fair value of currency hedging instruments, net of taxes	(5.6)	7.8
	$0.8	$5.9

Balance, beginning of the year on fuel hedging instruments	(0.1)	0.1
Net change in fair value of fuel hedging instruments, net of taxes	0.1	(0.2)
	$—	($0.1)

Balance, beginning of the year on equity securities	($33.2)	($23.0)
Realized loss on sale of equity securities, reclassified to deficit, net of tax	0.6	0.3
Unrealized gain on equity securities, net of taxes	18.4	(2.9)
	($14.2)	($25.6)
Balance, end of period	($13.4)	($19.8)

DEFICIT
Balance, beginning of the year	($876.8)	($1,048.6)
Dividends (note 8(d))	(19.8)	(19.8)
Cancellation of unexchanged shares (note 8)	2.1	1.5
Reclassification of realized loss on sale of equity securities, net of tax	(0.6)	(0.3)
Net earnings	112.2	123.5
Balance, end of period	($782.9)	($943.7)

TOTAL EQUITY	$3,060.3	$2,852.2
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

4	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Condensed Interim Consolidated Statements of Cash Flows
For the Three and Six Months Ended June 30, 2024 and 2023
(Unaudited - stated in millions of United States dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net earnings	$70.1	$75.1	$112.2	$123.5
Adjustments for items not involving cash:
Amortization	52.4	46.1	102.4	92.4
Foreign exchange (gain) loss	(0.3)	(1.2)	0.6	(1.1)
Current income tax expense	17.8	14.8	34.8	38.2
Deferred income tax expense	40.3	2.2	56.8	2.6
Share-based compensation	6.2	2.5	16.1	13.6
Finance (income) expense	(0.1)	0.7	—	2.1
Other (note 11)	4.2	(1.9)	2.6	(5.8)
Changes in working capital and taxes paid (note 11)	3.9	3.5	(22.1)	(29.4)
	194.5	141.8	303.4	236.1
INVESTING ACTIVITIES
Mineral property, plant and equipment	(87.6)	(80.2)	(172.1)	(164.0)
Investment in Argonaut Gold Inc ("Argonaut") (note 14)	(36.9)	—	(36.9)	—
Proceeds from disposition of equity securities	—	0.1	—	0.1
Investment in equity securities	(0.2)	(0.6)	(0.2)	(1.6)
Acquisition of Orford - transaction costs (note 5)	(1.0)	(0.2)	(1.0)	(0.2)
	(125.7)	(80.9)	(210.2)	(165.7)
FINANCING ACTIVITIES
Dividends paid	(8.4)	(8.8)	(17.1)	(18.0)
Credit facility interest and transaction fees	—	—	(0.9)	—
Proceeds of issuance of flow-through shares (note 8)	10.5	—	10.5	—
Proceeds from the exercise of options and warrants	3.8	2.1	4.3	5.7
	5.9	(6.7)	(3.2)	(12.3)
Effect of exchange rates on cash and cash equivalents	(1.3)	0.6	(1.2)	0.7
Net increase in cash and cash equivalents	73.4	54.8	88.8	58.8
Cash and cash equivalents - beginning of period	240.2	133.8	224.8	129.8
CASH AND CASH EQUIVALENTS - END OF PERIOD	$313.6	$188.6	$313.6	$188.6
The accompanying notes form an integral part of these condensed interim consolidated financial statements.

5	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT
ALAMOS GOLD INC.
Notes to Condensed Interim Consolidated Financial Statements
June 30, 2024 and 2023
(Unaudited - in United States dollars, unless otherwise indicated, tables stated in millions of United States dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Alamos Gold Inc. ("Alamos"), a company incorporated under the Business Corporation Act (Ontario), and its wholly-owned subsidiaries (collectively the “Company”), is a publicly traded company with common shares listed on the Toronto Stock Exchange (TSX:AGI) and the New York Stock Exchange (NYSE: AGI). The Company's registered office is located at 181 Bay Street, Suite 3910, Toronto, Ontario, M5J 2T3.
Alamos is a Canadian-based intermediate gold producer with diversified production from three operations in North America. This includes the Young-Davidson mine and Island Gold District in Northern Ontario, Canada and the Mulatos District in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada.

2.	BASIS OF PREPARATION
Statement of Compliance
These condensed interim consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These statements were prepared using the same accounting policies and methods of computation as the Company’s consolidated financial statements for the year ended December 31, 2023.
The Company's interim results are not necessarily indicative of its results for a full year. All amounts are expressed in US dollars, unless otherwise noted. References to CAD $ represent Canadian dollars.
These condensed interim consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023, prepared in accordance with IFRS as issued by the IASB.
The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2024:
On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:
•settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
•when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity
The amendments have been adopted by the Company, however the amendments did not result in any changes to the financial statements.
The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on July 31, 2024.

6	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT

3.	AMOUNTS RECEIVABLE

	June 30, 2024	December 31, 2023
Sales tax receivables
Canada	$9.7	$12.2
Mexico	19.4	35.0
Other	0.7	0.7
Other receivables	8.3	5.5
	$38.1	$53.4

4.	INVENTORY

	June 30, 2024	December 31, 2023
In-process precious metals	$160.8	$195.3
Ore in stockpiles	1.4	2.8
Dore, and refined precious metals	5.6	7.9
Materials and supplies	66.7	65.2
	$234.5	$271.2
The amount of inventories recognized in mining and processing costs for the three and six months ended June 30, 2024 was $117.2 million and $238.2 million (three and six months ended June 30, 2023 - $112.0 million and $222.4 million). The amount of inventories recognized in amortization costs for the three and six months ended June 30, 2024 was $52.4 million and $102.4 million (three and six months ended June 30, 2024 - $46.1 million and $92.4 million).

7	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT

5.	MINERAL PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment	Mineral Property	Exploration and evaluation	Total
Cost
At December 31, 2022	$1,788.4	$3,070.0	$251.8	$5,110.2
Additions	51.5	284.2	32.2	367.9
Acquisition of Manitou Gold Inc.(i)	—	—	20.0	20.0
Transfers	4.0	(4.0)	—	—
Revisions to decommissioning liabilities	—	8.6	—	8.6
Disposals	(35.5)	(1.3)	(1.4)	(38.2)
At December 31, 2023	$1,808.4	$3,357.5	$302.6	$5,468.5
Additions	33.6	123.1	16.5	173.2
Acquisition of Orford Mining Corp.(iv)	—	—	21.1	21.1
Disposals	(12.0)	—	—	(12.0)
At June 30, 2024	$1,830.0	$3,480.6	$340.2	$5,650.8

Accumulated amortization and impairment expense
At December 31, 2022	$807.9	$1,043.6	$84.9	$1,936.4
Amortization	106.6	101.0	—	207.6
Disposals	(34.3)	(1.3)	—	(35.6)
At December 31, 2023	$880.2	$1,143.3	$84.9	$2,108.4
Amortization	54.2	46.2	—	100.4
Disposals	(7.3)	—	—	(7.3)
At June 30, 2024	$927.1	$1,189.5	$84.9	$2,201.5

Net carrying value
At December 31, 2023	$928.2	$2,214.2	$217.7	$3,360.1
At June 30, 2024	$902.9	$2,291.1	$255.3	$3,449.3

The net carrying values and capital additions by segment (note 12) are as follows:

	June 30, 2024		December 31, 2023
	Mineral Property, Plant and Equipment	Capital additions for the six months ended[1]	Mineral Property, Plant and Equipment	Capital additions for the year ended[1]
Young-Davidson	$1,499.2	$38.0	$1,500.3	$73.5
Island Gold	1,485.8	112.3	1,397.7	243.4
Mulatos	261.6	11.2	293.0	29.9
Corporate and other[2]	202.7	11.7	169.1	21.1
	$3,449.3	$173.2	$3,360.1	$367.9
1.Segment capital additions are presented on an accrual basis. Mineral property, plant and equipment in the consolidated statements of cash flows are presented on a cash expenditure basis.
2.Corporate and other consists of corporate balances and exploration and development projects.

8	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT

(i) Acquisition of Manitou Gold Inc. ("Manitou")
On May 23, 2023, the Company acquired all the issued and outstanding common shares of Manitou not previously owned by the Company, by way of a plan of arrangement (the "Arrangement"). Under the terms of the Arrangement, Manitou shareholders received 0.0035251 of an Alamos share for each Manitou share held. Prior to the closing of the Arrangement, the Company owned 65,211,077 Manitou shares, which represented approximately 19% of Manitou's basic common shares outstanding. Total consideration for the acquisition was $16.7 million, including transaction costs of $0.2 million. The Manitou mineral property has been recognized as part of the Island Gold reportable operating segment (note 12).
(ii) Royalties
The Company is obliged to make certain royalty payments on its mineral properties. The following table includes the significant royalties payable by the Company:

Location	Royalties payable
Mulatos	0.5% Extraordinary Mining Duty due to the Mexican government
Young-Davidson	1.5% net smelter royalty
Island Gold	2-3% net smelter royalties, dependent on claim
(iii) Other
The carrying value of construction in progress at June 30, 2024 was $370.9 million (December 31, 2023 - $299.0 million).
As of June 30, 2024, the Company has $100.2 million in committed capital purchases (December 31, 2023 - $120.2 million).
(iv) Acquisition of Orford
On April 3, 2024, the Company acquired all the issued and outstanding common shares of Orford not previously owned by the Company, by way of a plan of arrangement (the "Orford Arrangement"). Upon closing, former Orford shareholders were issued 0.005588 Alamos common shares for each common share of Orford outstanding, excluding 61,660,902 Orford common shares, or 27.5% interest, held by the Company at April 3, 2024.
Upon closing of the transaction, the Company issued 908,689 shares as part of the consideration. Common shares issued were valued at the closing share price on April 3, 2024 of CAD $19.87. The total consideration for the acquisition was $20.7 million, including transaction costs of $1.0 million.
Management determined that the acquisition of Orford did not meet the definition of a business combination in accordance with IFRS 3, Business Combinations. Accordingly, the Company has accounted for the transaction as an asset acquisition. The allocation of the purchase price to the net assets acquired are as follows:

Purchase price:
Fair value of total shares issued (note 8)	$13.3
Fair value of 27.5% interest in Orford prior to acquisition	5.0
125,852 replacement warrants issued	0.8
93,958 replacement options issued	0.6
Transaction costs	1.0
Total consideration	$20.7

Net assets acquired
Cash and cash equivalents	$1.2
Mineral property, plant and equipment	21.1
Other assets	0.2
Accrued liabilities and other liabilities	(1.8)
$20.7
The Orford mineral property has been recognized as part of the Corporate and Other reportable operating segment (note 12).

9	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT

6.	OTHER NON-CURRENT ASSETS

	June 30, 2024	December 31, 2023
Investment tax credits (i)	$28.5	$29.1
Esperanza Milestone Payments (ii)	5.7	5.7
Other	11.0	11.3
	$45.2	$46.1
(i) Investment Tax Credits
The Investment Tax Credits relate to Canadian exploration expenses incurred while determining the existence, location, extent or quality of mineral resources in Canada. The amount recognized relates to expenses incurred at the Young-Davidson mine, and will be utilized when the mine becomes cash tax payable.
(i) Esperanza Milestone Payments
The Esperanza Milestone Payments ("Milestone Payments") resulted from the sale of the Esperanza project to Zacatecas Silver Corp. on April 12, 2022. The fair value of the Milestone Payments is recalculated at each reporting date, based on management's estimate of the timing and probability (note 13).

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2024	December 31, 2023
Trade accounts payable and accrued liabilities	$155.5	$167.8
Royalties payable	3.0	2.7
Derivative liabilities (note 13)	3.6	1.0
Share-based compensation liability	32.1	22.7
Other	0.4	0.8
	$194.6	$195.0

10	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT

8.	SHARE CAPITAL
a)    Authorized share capital of the Company consists of an unlimited number of fully paid Class A common shares (Common Shares) without par value.

	Number of Shares	Amount
Outstanding at December 31, 2022	393,806,489	$3,703.8
Shares issued through:
Share-based compensation plans	1,425,024	12.3
Manitou acquisition (note 5)	1,045,593	13.4
DRIP (iii)	353,084	4.1
ESPP (iv)	469,566	5.6
Exercise of warrants	60,983	0.9
Cancellation of unexchanged shares	(203,755)	(1.5)
Outstanding at December 31, 2023	396,956,984	$3,738.6
Shares issued through:
Share-based compensation plans	696,497	5.6
Orford acquisition (note 5)	908,689	13.3
Flow-through share financing (ii)	451,990	6.5
DRIP (iii)	189,878	2.7
ESPP (iv)	226,281	3.2
Exercise of Manitou and Orford warrants and stock options	51,477	0.7
Cancellation of unexchanged shares	(220,745)	(2.1)
Outstanding at June 30, 2024	399,261,051	$3,768.5

(i) Normal Course Issuer Bid
In December 2023, the Company renewed its Normal Course Issuer Bid ("NCIB") permitting the purchase for cancellation up to 34,485,405 Common Shares, representing 10% of the Company’s public float. The Company may purchase Common Shares under the NCIB up to December 23, 2024. For the six months ended June 30, 2024, the Company did not purchase any Common Shares (six months ended June 30, 2023 - nil).

(ii) Flow-through share financing

During the second quarter of 2024, the Company completed a Canadian Exploration Expense ("CEE") flow-through financing. The Company issued 451,990 Common Shares for gross proceeds of $10.5 million (CAD $14.4 million), net of fees.

(iii) DRIP
The Company allows existing shareholders to participate in a DRIP. This provides shareholders the option of increasing their investment in the Company by electing to receive common shares in place of cash dividends. The Company has the discretion to elect to issue such common shares at up to a 5% discount to the prevailing market price from treasury, or purchase the common shares on the open market. For the six months ended June 30, 2024, the Company issued 189,878 shares pursuant to the DRIP, valued at $2.7 million (six months ended June 30, 2023, issued 156,408 shares, valued at $1.8 million).

(iv) ESPP

The Company has an ESPP which enables employees to purchase Class A common shares through payroll deduction. At the option of the Company, the common shares can be issued from treasury based on the volume weighted average closing price of the last five days prior to the end of the month, or the shares may be purchased for plan participants in the open market. During the six months ended June 30, 2024, the Company issued 226,281 shares from treasury pursuant to the Employee Share Purchase Plan, valued at $3.2 million (six months ended June 30, 2023 - 245,341 shares, valued at $2.7 million).

11	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT
(b) Stock options
The following is a continuity of the changes in the number of stock options outstanding:

	Number	Weighted average exercise price (CAD$)
Outstanding at December 31, 2022	3,924,851	$8.32
Granted	481,449	14.10
Exercised	(1,424,916)	8.01
Forfeited	(215,007)	10.40
Outstanding at December 31, 2023	2,766,377	$9.32
Granted	465,735	15.98
Exercised	(696,497)	7.29
Outstanding at June 30, 2024	2,535,615	$11.10
During the six months ended June 30, 2024, the weighted average share price at the date of exercise for stock options exercised was CAD $21.35 (for the six months ended June 30, 2023, the average share price when options were exercised was CAD $16.21 per share).
Stock options granted
During the six months ended June 30, 2024, the Company granted 465,735 stock options (six months ended June 30, 2023 - 472,033). The following table presents the weighted average fair value assumptions used in the Black-Scholes valuation:

For options granted for the six months ended:	June 30, 2024	June 30, 2023
Weighted average share price at grant date (CAD$)	15.98	14.05
Average risk-free rate	3.77%	3.86%
Average expected dividend yield	0.78%	0.96%
Average expected stock price volatility (based on historical volatility)	40%	48%
Average expected life of option (months)	42	42
Weighted average per share fair value of stock options granted (CAD$)	5.08	5.03
Stock options outstanding and exercisable as at June 30, 2024:

	Outstanding			Exercisable
Range of exercise prices (CAD$)	Number of options	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price (CAD$)

$6.01 - $7.00	54,167	6.58	1.7	54,167	6.58
$7.01 - $8.00	342,373	7.63	2.5	342,373	7.63
$8.01 - $9.00	15,571	8.63	2.7	15,571	8.63
$9.01 - $11.00	1,241,014	9.47	4.1	1,059,112	9.44
$11.01 - $17.77	882,490	15.09	6.2	125,980	14.05
	2,535,615	$11.10	4.6	1,597,203	$9.31

12	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT
(c)    Other employee long-term incentives
The following is a continuity of the changes in the number of other long-term incentives ("LTI"):

	Restricted share units ("RSU")	Deferred share units ("DSU")	Performance share units ("PSU")
Outstanding units, December 31, 2022	2,134,549	1,054,606	1,350,425
Granted	747,993	112,653	369,589
Forfeited	(383,686)	—	(134,563)
Settled	(587,118)	(154,025)	(426,163)
Outstanding units, December 31, 2023	1,911,738	1,013,234	1,159,288
Granted	677,055	83,875	341,648
Forfeited/expired	(83,768)	—	—
Settled	(26,291)	—	(412,713)
Outstanding units, June 30, 2024	2,478,734	1,097,109	1,088,223
The settlement of LTI is either in cash or equity depending on the feature of the specific LTI plan. The settlement of DSUs are in cash, PSUs are equity or cash settled at the Company's discretion, and certain RSUs are cash settled with the remaining settled in cash or equity at the Company's discretion, depending on the year of grant.
PSUs and RSUs granted to non-executives vest on the third anniversary from the date of grant. RSUs granted to executives vest in three equal tranches commencing on the first anniversary of the grant date. Mandatory or elective DSUs vest immediately and the Board of Directors determines the vesting schedule for discretionary DSUs at the time of grant.
The weighted average grant date fair value of the RSUs, DSUs and PSUs granted during the six months ended June 30, 2024 was $16.11, $16.05, and $15.98, respectively (six months ended June 30, 2023 - $14.05, $14.03 and $14.05, respectively).
d) Dividends
During the six months ended June 30, 2024, the Company declared dividends totaling $19.8 million, of which $17.1 million were paid in cash (six months ended June 30, 2023 - $18.0 million). The remaining $2.7 million were issued in the form of common shares pursuant to the Company's DRIP (six months ended June 30, 2023 - $1.8 million in shares) (note 8iii).

9.	OTHER (LOSS) GAIN

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Unrealized (loss) gain on non-hedged derivatives	($0.4)	2.2	($1.9)	$0.5
Acquisition of Argonaut transaction fees (note 14)	(5.1)	—	(5.8)	—
Turkish Projects care and maintenance and arbitration costs	(1.2)	(0.3)	(2.6)	(1.0)
Loss on disposal of assets	(3.2)	(0.8)	(4.7)	(0.8)
Fair value adjustment on Milestone payments (note 6)	—	0.6	—	1.2
Reduction of obligation to renounce flow-through exploration expenditures	—	0.3	—	0.7
Other	(1.1)	1.0	(0.8)	1.1
	($11.0)	$3.0	($15.8)	$1.7

13	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT

10.	EARNINGS PER SHARE

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net earnings	$70.1	$75.1	$112.2	$123.5
Weighted average number of common shares outstanding (in thousands)	398,275	395,346	397,546	394,657
Basic earnings per share	$0.18	$0.19	$0.28	$0.31

Dilutive effect of potential common share equivalents (in thousands)	2,514	2,871	2,367	2,738

Diluted weighted average number of common shares outstanding (in thousands)	400,789	398,217	399,913	397,395
Diluted earnings per share	$0.17	$0.19	$0.28	$0.31

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in working capital and income taxes paid:	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Amounts receivable	$0.2	$14.2	$14.2	$2.6
Inventory	16.7	(11.2)	35.0	(24.9)
Prepaid expenses	5.0	(2.1)	3.3	0.9
Accounts payable and accrued liabilities	(2.8)	2.6	(14.1)	(5.9)
Cash taxes paid	(15.2)	—	(60.5)	(2.1)
	$3.9	$3.5	($22.1)	($29.4)

Other items:	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Unrealized loss on non-hedged derivatives	$0.4	($2.2)	$1.9	($0.5)
Employee share purchase plan contributions	1.2	0.9	2.3	1.8
Reclamation activities	(2.7)	(0.1)	(4.9)	(0.3)
Credit facility standby fees	(0.5)	(0.5)	(1.0)	(1.0)
Distribution of share-based compensation	(0.4)	(1.9)	(6.1)	(7.9)
Fair value adjustment for Milestone payments (note 9)	—	(0.6)	—	(1.2)
Interest received	2.8	2.0	5.6	3.0
Loss on disposal of assets	3.2	0.8	4.7	0.8
Reduction of obligation to renounce flow-through exploration expenditures	—	(0.3)	—	(0.7)
Other items	0.2	—	0.1	0.2
	$4.2	($1.9)	$2.6	($5.8)

12.	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company’s chief operating decision maker, being the Company’s Chief Executive Officer, to make decisions about resources to be allocated to the segments and to assess their performance. The Company considers its reportable operating segments to be its operating mines and significant development projects. The Company operates in two principal geographical areas - Canada, and Mexico. The Young-Davidson and Island Gold mines operate in Canada, and the Mulatos mine operates in Sonora, Mexico. Significant information relating to the Company's reporting operating segments is as follows:

14	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT
Significant information relating to the Company's reporting operating segments is as follows:

For the Three Months Ended June 30, 2024
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$106.1	$93.1	$133.4	—	$332.6
Cost of sales
Mining and processing	45.6	19.0	52.6	—	117.2
Royalties	1.5	0.8	0.7	—	3.0
Amortization	19.6	10.9	21.9	—	52.4
	66.7	30.7	75.2	—	172.6
Expenses
Exploration	0.8	2.0	3.9	0.9	7.6
Corporate and administrative	—	—	—	7.4	7.4
Share-based compensation	—	—	—	6.2	6.2
Earnings (loss) from operations	$38.6	$60.4	$54.3	($14.5)	$138.8
Finance income					0.1
Foreign exchange gain					0.3
Other loss					(11.0)
Earnings before income taxes					$128.2

For the Six Months Ended June 30, 2024
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$188.8	$164.1	$257.3	—	$610.2
Cost of sales
Mining and processing	92.2	42.6	103.4	—	238.2
Royalties	2.8	1.5	1.3	—	5.6
Amortization	37.1	20.0	45.3	—	102.4
	132.1	64.1	150.0	—	346.2
Expenses
Exploration	1.3	2.7	7.2	1.2	12.4
Corporate and administrative	—	—	—	15.3	15.3
Share-based compensation	—	—	—	16.1	16.1
Earnings (loss) from operations	$55.4	$97.3	$100.1	($32.6)	$220.2
Finance expense					—
Foreign exchange loss					(0.6)
Other loss					(15.8)
Earnings before income taxes					$203.8

15	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT

For the Three Months Ended June 30, 2023
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$86.3	$55.8	$118.9	—	$261.0
Cost of sales
Mining and processing	40.4	18.5	50.3	—	109.2
Royalties	1.2	0.6	0.7	—	2.5
Amortization	17.7	8.5	19.9	—	46.1
	59.3	27.6	70.9	—	157.8
Expenses
Exploration	1.1	1.2	2.3	0.5	5.1
Corporate and administrative	—	—	—	7.0	7.0
Share-based compensation	—	—	—	2.5	2.5
Earnings (loss) from operations	$25.9	$27.0	$45.7	($10.0)	$88.6
Finance expense					(0.7)
Foreign exchange gain					1.2
Other gain					3.0
Earnings before income taxes					$92.1

For the Six Months Ended June 30, 2023
	Young-Davidson	Island Gold	Mulatos[1]	Corporate/other[2]	Total
Operating revenues	$172.6	$119.7	$220.2	—	$512.5
Cost of sales
Mining and processing	82.0	39.1	94.5	—	215.6
Royalties	2.6	1.2	1.2	—	5.0
Amortization	36.6	18.2	37.6	—	92.4
	121.2	58.5	133.3	—	313.0
Expenses
Exploration	1.5	1.6	4.6	0.9	8.6
Corporate and administrative	—	—	—	13.7	13.7
Share-based compensation	—	—	—	13.6	13.6
Earnings (loss) from operations	$49.9	$59.6	$82.3	($28.2)	$163.6
Finance expense					(2.1)
Foreign exchange gain					1.1
Other gain					1.7
Earnings before income taxes					$164.3
1. Mulatos includes the La Yaqui Grande operation.
2. Corporate and other consists of corporate balances, exploration and development projects, and mines in reclamation.

16	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT
(b) Segment assets and liabilities
The following table presents assets and liabilities by segment:

	Total Assets		Total Liabilities
	June 30, 2024	December 31, 2023	June 30, 2024	December 31, 2023
Young-Davidson	$1,697.4	$1,693.2	$398.3	$381.8
Island Gold	1,562.1	1,453.6	503.2	476.4
Mulatos [1]	589.6	631.5	143.3	172.7
Corporate/other [2]	315.1	222.9	59.1	46.8
Total assets and liabilities	$4,164.2	$4,001.2	$1,103.9	$1,077.7
1. Mulatos includes the La Yaqui Grande operation.
2. Corporate and other consists of corporate balances, exploration and development projects, mines in reclamation.

13.	FINANCIAL INSTRUMENTS
a) Fair value measurements of financial instruments measured at fair value
The following table sets forth the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. The Company does not have any non-recurring fair value measurements as at June 30, 2024. Levels 1 to 3 of the fair value hierarchy are defined based on the degree to which fair value inputs are observable or unobservable, as follows:
•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the net asset or liability, either directly or indirectly; and
•Level 3 inputs are unobservable (supported by little or no market activity).

	June 30, 2024			December 31, 2023
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets (liabilities)
Fair value through profit or loss
Esperanza Milestone Payments (note 6)	—	—	5.7	—	—	5.7
Gold options not designated as hedging instruments[1]	—	(2.8)	—	—	(0.8)	—
Share purchase warrants	—	—	—	—	(0.4)	—
Fair value through OCI
Equity securities	63.9	—	—	13.0	—	—
Currency derivatives designated as hedging instruments[1]	—	(0.8)	—	—	6.6	—
Fuel options designated as hedging instruments[1]	—	—	—	—	(0.2)	—
	$63.9	($3.6)	$5.7	$13.0	$5.2	$5.7
1On a gross basis, total derivatives recognized as at June 30, 2024 consist of total assets of nil included in other current assets and total liabilities of $3.6 million included in accounts payable and accrued liabilities (December 31, 2023 - total assets of $6.6 million and total liabilities of $1.0 million) (note 7).
Fair Value Methodology
The methods of measuring financial assets and liabilities have not changed during the six months ended June 30, 2024.
The fair value of option and forward contracts are determined using a market approach with reference to observable market prices for identical assets traded in an active market. These are classified within Level 2 of the fair value hierarchy. The use of reasonably possible alternative assumptions would not significantly affect the Company’s results.

17	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT
The fair value measurement of the Milestone Payments is based on unobservable inputs and are therefore classified within Level 3 of the fair value hierarchy. The determination of the fair value requires the Company to make certain estimates and judgements in relation to future events based on the current understanding of the facts and circumstances known to them. The fair value of the Milestone Payments was determined using discounted cash flows based on significant inputs and assumptions such as internally derived discount rate, an estimate of timelines to realize the payments and a success probability factor. The discount rate for the milestone payments is 14.75%. Changes to these inputs and assumptions could have a significant impact on the measurement of the financial assets.
Revolving Credit Facility
In February 2024, the Company extended the term of the revolving credit facility by one year to February 2028, with $0.9 million of credit facility transaction fees paid during the first quarter of 2024.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at June 30, 2024, the Company is in compliance with the covenants.
Derivative Instruments designated as cash flow hedges

Currency option and forward contracts and fuel option contracts
The Company enters into option and forward contracts to hedge against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option and forward contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing currency risk.
The effective portion of the changes in fair value of the hedging instrument for the three and six months ended June 30, 2024 recorded in accumulated other comprehensive loss is:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

Balance, beginning of the period	$2.5	$2.4	$6.4	($1.9)
Change in value on currency instruments	(2.1)	6.5	(5.6)	12.9
Less: realized loss on CAD currency instruments	—	0.1	—	0.8
Less: realized gain on MXN currency instruments	(0.2)	(2.1)	(1.9)	(3.4)
Deferred income tax related to hedging instruments	0.6	(1.0)	1.9	(2.5)
	$0.8	$5.9	$0.8	$5.9
For the three and six months ended June 30, 2024, the Company did not recognize any ineffectiveness on the hedging instruments.
The open contracts, which settle on a monthly basis, are summarized as at June 30, 2024:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2024	Collars	282.0	1.33	1.39
2024	Bought puts	6.0	1.35	—
2025	Collars	12.0	1.33	1.40

18	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2024	Collars	690.0	17.50	20.12
2025	Collars	180.0	17.40	21.06
The fair value of these contracts was a liability of $0.8 million as at June 30, 2024 (December 31, 2023 - asset of $6.6 million).
The effective portion of the changes in fair value of the fuel contracts for the three and six months ended June 30, 2024 recorded in accumulated other comprehensive loss is:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

Balance, beginning of the period	$—	$0.2	($0.1)	$0.1
Change in value on fuel contracts	—	—	0.1	(0.3)
Deferred income tax related to fuel contracts	—	—	—	0.1
	$—	$0.2	$—	($0.1)
As at June 30, 2024, the Company held contracts to protect against the risk of an increase in the price of fuel. These collars totaling 756,000 gallons, ensure a minimum purchase call option of $2.71 per gallon and a maximum average sold put options of $2.50 per gallon, regardless of the movement in fuel prices during 2024. The Company also held collars totaling 504,000 gallons, ensure a minimum purchase call option of $2.55 per gallon and a maximum average sold put options of $2.40 per gallon, regardless of the movement in fuel prices during 2025. The fair value of these contracts was nil at June 30, 2024 (December 31, 2023 - liability of $0.2 million).
Derivative Instruments not designated as cash flow hedges
Gold option contracts
As at June 30, 2024, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales. These option contracts totaling 42,000 ounces, ensuring a minimum average realized gold price of $1,938 per ounce and a maximum average realized gold price of $2,365 per ounce, regardless of the movement in gold prices during 2024. The fair value of these contracts was a liability of $2.8 million at June 30, 2024 (December 31, 2023 - liability of $0.8 million). These options mature monthly throughout 2024.
The Company realized a loss of $0.6 million related to the settlement of option contracts which is recorded in operating revenues for the three and six months ended June 30 2024 (for the three and six months ended June 30, 2023 - realized a gain of nil and a loss of $0.1 million). The Company recorded an unrealized loss of $1.9 million and $0.4 million for the three and six months ended June 30, 2024 (three and six months ended June 30, 2023 - unrealized gain of $2.2 million and $0.5 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.

14.	ACQUISITION OF ARGONAUT
Acquisition and funding of Argonaut
On March 27, 2024, the Company entered into a definitive agreement whereby Alamos would acquire all of the issued and outstanding shares of Argonaut pursuant to a court approved plan of arrangement (the “Transaction”). In contemplation of the acquisition, on April 4, 2024, the Company closed a CAD$50 million private placement with Argonaut, pursuant to which Alamos subscribed for 174,825,175 common shares of Argonaut, representing approximately 13.8% of Argonaut’s total outstanding common shares after giving effect to the private placement. The common shares of Argonaut were recognized as equity securities on the consolidated balance sheet of the Company with a fair value upon acquisition of $36.9 million.
On July 12, 2024, the Company completed the acquisition of all the issued and outstanding common shares of Argonaut not already held by Alamos. As part of the Transaction, Alamos acquired Argonaut’s Magino mine, located adjacent to Alamos’ Island Gold mine in Ontario, Canada. Argonaut’s assets in the United States and Mexico have been spun out as a newly created junior gold producer named Florida Canyon Gold Inc. (“Florida Canyon Gold”). Under the terms of the Transaction, shareholders of Argonaut received 0.0185 of a Class A common share of Alamos and 0.1 of a common share of Florida Canyon Gold in exchange for each issued and outstanding common share of Argonaut.
Alamos issued approximately 20.4 million Class A Shares as part of the Transaction representing an equity value of approximately $360 million on a fully diluted basis (exclusive of the shares previously held by Alamos). Concurrent with the

19	Alamos Gold Inc.

Q2 2024 FINANCIAL REPORT
closing of the Transaction, Alamos completed a $10 million private placement into Florida Canyon Gold, increasing Alamos’ equity interest in Florida Canyon Gold to 19.99%.
The Company has determined that the Transaction represents a business combination with Alamos identified as the acquirer. The Company will consolidate the operating results, cash flows and net assets of the Magino mine and other acquired assets from July 12, 2024. As the transaction closed in July 2024, the initial allocation of the purchase price to the assets and liabilities acquired is not complete. The most significant judgements and estimates relate to the value attributable to the mineral interests of the Magino Mine acquired, which is still under consideration, and an ongoing valuation assessment for all other net assets is underway. The Company will report the financial statement impact of the acquisition, including the allocation of the purchase price based on the fair values of identifiable assets acquired and liabilities assumed as at the acquisition date, in its interim condensed consolidated financial statements for the third quarter ending September 30, 2024.
Acquisition related costs of approximately $5.8 million have been expensed and are presented as part of Other Loss.
Subsequent to the close of the Transaction, Alamos withdrew $250 million under its existing credit facility (note 13). The proceeds were used to repay Argonaut Gold's term loan, revolving credit facility and accrued interest, and existing gold prepaid advance, totaling $253.3 million.
Gold sale prepayment agreement
On July 15, 2024, the Company announced that it had entered into a gold sale prepayment agreement (“gold prepayment”). Under the terms of the gold prepayment, Alamos received total consideration of $116 million in exchange for the delivery of 49,384 ounces in 2025, settled monthly, based on average forward curve prices of $2,524 per ounce. As part of the recently closed acquisition of Argonaut, Alamos inherited Argonaut’s hedge book which included gold forward sale contracts totaling 329,417 ounces between 2024 and 2027. The average forward prices on the contracts ranged between $1,821 and $1,860 per ounce. The proceeds of the gold prepayment has been used to eliminate all of the 2024 and 2025 forward sale contracts, totaling 179,417 ounces in 2024 and 2025 with an average price of $1,838 per ounce.

20	Alamos Gold Inc.